Exhibit 2.2

AMENDMENT TO STOCK PURCHASE AGREEMENT

This is an agreement (the “Amendment Agreement”) dated as of February 28, 2006, among Central Garden & Pet Company, a Delaware corporation (the “Buyer”), Charles B. Duff and Dorie Duff, as trustees of the Duff Family Revocable Trust created under an Agreement dated December 12, 1990 (the “Duff Trust”) and Judith K. Bassham and Howard W. Bassham, as trustees of the Bassham Trust created under an Agreement and Declaration of Trust dated May 29, 1984 (the “Bassham Trust”) (each trust, individually, a “Seller” and together, the “Sellers”), amending a Stock Purchase Agreement (the “Agreement”) dated as of January 19, 2006 among the Buyer and the Sellers relating to the purchase by the Buyer from the Sellers of (a) a total of 1,923,077 shares of Class A voting common stock, no par value (“Class A Stock”) and (b) a total of 8,076,923 shares of Class B non-voting common stock, no par value (“Class B Stock”), of Farnam Companies, Inc. (the “Company”), an Arizona corporation.

The Buyer and the Sellers agree that the Agreement is amended as follows:

1.	Section 1.3.1 of the Agreement is deleted and is replaced by the following:

1.3.1 The Purchase Price will be the Closing Sum, increased or decreased by the amount by which the Closing Date Adjusted Consolidated Net Worth is greater or less than the sum of (x) the November 30 Adjusted Consolidated Net Worth plus (y) $8,000,000, with the Adjusted Consolidated Net Worth and the November 30 Adjusted Consolidated Net Worth each calculated as provided below.

2.	Section 1.3.6 of the Agreement is amended to state the following:

1.3.6 On a day specified by the Buyer, which will be not fewer than three nor more than ten days after the day on which both the November 30 Adjusted Consolidated Net Worth and the Closing Date Adjusted Consolidated Net Worth have been conclusively determined as set forth in Section 1.3.3, 1.3.4 or 1.3.5, the Buyer will pay to the Sellers, or the Sellers will pay to the Buyer, the sum by which the Closing Date Adjusted Consolidated Net Worth is greater or less than the sum of (x) the November 30 Adjusted Consolidated Net Worth plus (y) $8,000,000. Of the amount the Sellers are entitled to receive, or are required to pay, as described in this Section 1.3.6, the Duff Percentage will be paid to or by the Duff Trust and the Bassham Percentage will be paid to or by the Bassham Trust.

3.	A new Section 3.3 is added to the Agreement. The new Section 3.3 states the following:

3.3 Termination of Representations and Warranties. The representations and warranties in Sections 3.1 and 3.2, other than the representations and warranties in Sections 3.1.4 and 3.2.2, will terminate at the Closing, and if the Closing is completed, neither of the Sellers will have any liabilities, and neither the Buyer nor any other person will have any rights or claims, as a result of any of those representations and warranties.

4.	A new Section 4.2 is added to the Agreement. The new Section 4.2 states the following:

4.2 Termination of Representations and Warranties. The representations and warranties in Section 4.1 will terminate at the Closing, and if the Closing is completed, the Buyer will not have any liabilities, and neither of the Sellers nor any other person will have any rights or claims, as a result of any of those representations and warranties.

5.	Section 8.1.1 of the Agreement is amended to change the reference to “Section 3.1” to a reference to “Section 3.1.4” and Section 8.1.2 of the Agreement is amended to change the reference to “Section 3.2” to a reference to “Section 3.2.2.”

6.	Section 8.2 of the Agreement is deleted and the subsequent subsections of Article 8 are appropriately renumbered.

7.	A new Article 11 is added to the Agreement, the former Article 11 is renumbered Article 12, and each Section of the former Article 11 is renumbered to show that is now a section in Article 12 (with all cross-references in the Agreement being amended to reflect the new Section numbers). The new Article 11 states the following:

ARTICLE 11

SECTION 338(h)(10) ELECTION

11.1 Section 338(h)(10) Election. The Sellers agree that, upon (i) the written request of Buyer accompanied by the items described in Section 11.1.1 and (ii) final determination of the Allocation and the Cost Estimate as described in Section 11.1.2, the Sellers will join with Buyer in filing an election under Section 338(h)(10) of the Code and any corresponding applicable state tax laws (together, an “Election”).

11.1.1 A request by the Buyer for the Sellers to join in filing an Election must be accompanied by (a) an appraisal by a nationally recognized firm of experts in valuing companies of the value of the assets of the Company (including goodwill) on December 1, 2000 (the “2000 Appraisal”), (b) a proposed allocation of the ADSP (determined in accordance with the regulations under Section 338 of the Code) and other applicable items (including tax owed by the Company under Section 1374 of the Code or any corresponding applicable state tax law based upon the 2000 Appraisal) among the assets of the Company (the “Allocation”), and (c) an estimate (the “Cost Estimate”) of the additional tax cost the Sellers or their owners will incur as a result of the Election (with that tax cost to be computed by comparing the taxes the that would have to be paid by Sellers’ owners if the Election is made to the taxes that would have to be paid by them if the Election were not made, assuming that the Sellers’ owners pay Federal and applicable state taxes on capital gains and ordinary income at the highest marginal rates, even if because of losses, deductions or credits not resulting from the Election or for other reasons the Sellers’ owners do not in fact pay taxes at the highest marginal rates), including the taxes that would be payable by the Sellers’ owners as a result of their receipt of payments indemnifying them against such tax cost under Section 11.1.5, together with an explanation of how the estimated additional tax cost was calculated.

11.1.2 Within 30 days after the Sellers receive the items described in Section 11.1.1, the Sellers will notify the Buyer whether they object to the proposed Allocation or the Cost Estimate. The Sellers shall be deemed to have accepted the proposed Allocation and the Cost Estimate if they do not send to the Buyer within that 30 day period a written objection to the proposed Allocation or to the Cost Estimate (accompanied by the Sellers’ proposed Allocation or Cost Estimate) . If the Sellers object to the proposed Allocation or to the proposed Cost Estimate, the Sellers and the Buyer will attempt to agree upon the Allocation or the Cost Estimate within ten days, In the event that the parties cannot resolve the dispute within ten days, they shall appoint a mutually acceptable third-party appraiser to determine the appropriate Allocation, or an appropriate expert in tax accounting to determine the final Cost Estimate, which determination shall be binding upon the parties. The Buyer and the Sellers will each pay 50% of the cost of any appraiser or expert in tax accounting.

11.1.3 The parties and their affiliates shall use the Allocation as finally determined under Section 11.1.2 for all tax reporting purposes (including preparation of IRS Form 8883), except to the extent they are required to do otherwise by an audit or administrative or judicial proceeding.

11.1.4 If the Sellers are required to join in filing an Election, the Sellers agree to cooperate with the Buyer as reasonably requested to permit the making of the Election, including without limitation providing the Buyer with information within their control and executing and filing such forms, returns, elections, powers of attorney, schedules and documents as are necessary to effect and preserve the Election. The Sellers agree that the Buyer shall have the right to assume and control the defense, in good faith and at its expense, of any challenge to the validity of the Election and any challenge to the Allocation (and, for the avoidance of doubt, the Buyer shall not have the right to control any other issues arising in an audit or other proceeding relating to a return of a Seller Indemnified Party in which these issues arise) and any asserted tax deficiency of the Company, and to participate in the audit proceedings and the defense of any asserted tax deficiency of the Sellers, resulting from the Election. The Sellers agree not to settle any claim by the IRS or other taxing authority of an asserted tax deficiency against them that will affect the amount of Costs without the written consent of the Buyer, which written consent shall not be uureasonably withheld or delayed.

11.1.5 The Buyer acknowledges and agrees that the Election, if made, will be made for the sole benefit of the Buyer and at the Buyer’s sole discretion, and accordingly, the Buyer agrees, under all circumstances and without regard to any other provision of this Agreement or any right of set off which the Buyer may claim, to indemnify and hold the Sellers and their grantors, owners, beneficiaries, trustees and other affiliates (together, “Seller Indemnified Parties”) harmless from and against any tax cost of whatever nature imposed by any jurisdiction incurred by any Seller Indemnified Party as a result of the Election (with that tax cost to be computed by comparing the taxes that are be payable by the applicable Seller Indemnified Party or Parties if the Election is made to the taxes that would have been payable by them if the Election were not made, assuming that the applicable Seller Indemnified Parties pay Federal and applicable state tax on capital gains and ordinary income at the highest marginal rates, even if because of losses, deductions or credits not resulting from the Election or for other reasons the Seller Indemnified Parties do not in fact pay taxes at the highest marginal rates) and any resulting interest, penalties or additions to tax (not including any interest, penalties or additions to tax resulting from the Sellers’ negligent or intentional failure to pay the taxes in a timely manner), as well as any related legal or other costs (all such taxes, penalties, interest and costs being referred to “Costs”), and in addition the Buyer shall pay the Seller Indemnified Parties the amount of any taxes which the Seller Indemnified Parties may incur as a result of their receipt of indemnification for Costs or any other payment under this Section 11.1.5, 1.1.6 or 11.1.7 ( “Gross-up Payments”).

11.1.6 Subject to compliance with Section 11.1.4 and Section 11.1.9 in the case of an audit or claim by a taxing authority (to the extent noncompliance would materially prejudice the Buyer), in the event a Seller Indemnified Party notifies Buyer that the Seller Indemnified Party will be required to make an estimated or actual tax payment that includes Costs or for which the Sellers are entitled to Gross-Up Payments, specifying the amount and calculation of the Costs that will be included in the payment or the amounts for which the Sellers are entitled to Gross-Up Payments and a calculation thereof, the Buyer will at least three business days before the day on which the tax payment is due, provide the Seller Indemnified Party with the funds that are necessary to pay the Costs included in the tax payment. Promptly after the Seller Indemnified Party has made the tax payment, the Seller Indemnified Party will provide the

Buyer with evidence that the tax payment has been made. To the extent a Seller Indemnified Party does not use funds provided by the Buyer to pay the Costs for which the funds were provided, the Seller Indemnified Party will promptly return to the Buyer the funds that were not used to pay those Costs. Funds provided under this Section will constitute payment of portions of, and will be credited against, the sums to which the Seller Indemnified Parties are entitled under Section 11.1.5.

11.1.7 In the event that any Costs are incurred by a Seller Indemnified Party, other than Costs paid with funds provided by the Buyer as required by Section 11.1.6, the Seller Indemnified Party shall notify the Buyer of the Costs that have been incurred (or would have been incurred) and the Buyer shall promptly pay the Seller Indemnified Party the full amount of such Costs, plus any applicable Gross-up Payment.

11.1.8 The Buyer shall pay or cause the Company to timely pay any taxes imposed on the Company by reason of the Election. In preparing its or the Company’s tax returns, the Buyer will, and will cause the Company to, assume that the value of the Company’s assets at December 1, 2000 were not less than the values shown on the 2000 Appraisal.

11.1.9 The Sellers agree to notify the Buyer promptly of any notice from any taxing authority of an audit or proposed assessment of additional taxes on them relating to the Election.

11.1.10 In order to secure the obligations of the Buyer under this Article 11, at the request of either Seller made within 10 days after the Buyer requests that the Sellers join in an Election, the Buyer will (and the Sellers will not be required to join in an Election until the Buyer does) provide to the Sellers a letter of credit issued by a major bank that is reasonably satisfactory to the Sellers with a term of not less than one year, in an amount equal to 125% of the final Cost Estimate as determined under Section 11.1.2, which provides that the Sellers, or either of Charles Duff or Judith Bassham individually, may draw upon it (a) with regard to a specified sum by a notice signed by either Charles Duff or Judith Bassham stating that the Buyer failed to provide funds equal to that sum, or failed to pay that sum to a Seller Indemnified Party, although the Buyer was required to do so by Section 11.1.6 or 11.1.7 of this Agreement, or (b) with regard to the entire remaining amount of the letter of credit if the letter of credit is not replaced at least 30 days before its expiration date with another letter of credit issued by the same or a comparable bank that is reasonably acceptable to the Sellers with a term of at least one year and in an amount at least as great as the remaining amount of the letter of credit that will expire within 30 days. The party drawing on the letter of credit shall notify the Buyer in writing at least five(5) days prior to the date the letter of credit is to be drawn upon.

11.1.11 Buyer may reduce the amount of the letter of credit described in Section 11.1.10 by the amount equal to each payment made under Section 11.1.6 or 11.1.7, except that until the periods of limitations with regard to the personal income tax returns of Charles Duff and Judith Bassham and the corporate return of the Company for the periods that include the Closing Date have expired, or all those returns have been audited and any resulting assessments have been paid, the amount of the letter of credit will never be less than $5,000,000 or such lesser amount as is agreed by both Charles Duff and Judith Bassham in writing prior to reduction of the letter of credit to such lesser amount.

11.1.12 If a sum is drawn against the letter of credit described in Section 11.1.10, the Buyer may within 60 days after the day on which the sum is paid, notify the Sellers that the Buyer claims it did not owe the sum that was drawn against the letter of credit. If the Buyer does that and it ultimately is determined that the Buyer did not owe all or a portion of the sum that was drawn against the letter of credit, the person who received the payment under the letter of credit will promptly remit to the Buyer the sum that it is determined the Buyer did not owe.

11.1.13 If any Costs or amounts related to a Gross-Up Payment for which the Buyer paid a Seller Indemnified Party are refunded, the person to whom the Costs or other amounts are refunded will promptly pay the Buyer the sum equal to the amount of Costs or other amounts that were refunded (net of any tax due as a result of the refund).

11.2 No Sellers’ Liability. If the Sellers join the Buyer in attempting to make a valid Election and otherwise comply with this Article 11, the Sellers will not be subject to any liability to the Buyer, to the Company, or to any other person if the Election is not valid or is not effective. Without limiting what is said in the preceding sentence, if the Sellers and the Buyer attempt to make an Election and it is subsequently determined that the Company was not qualified as an S Corporation for Federal or state tax purposes, the Buyer will not be entitled to recover any damages under this Agreement or otherwise because the Election was not effective or was invalid due to the fact that the Company was not qualified as an S Corporation.

8.	A new Section 8.7.3, renumbered 8.6.3, is added to the Agreement. The new Section 8.6.3 states the following:

8.6.3 If Zee Tags Limited (“Zee Tags”) attempts to terminate the License Agreement dated April 5, 2000 between Zee Tags and the Company (the “Zee Tags License”) before its stated expiration date on the ground that Zee Tags did not consent to the purchase of the Shares by the Buyer and either (i) the Sellers agree that the Company may consent to the termination of the Zee Tags License on that ground without contesting in court Zee Tags’ right to terminate the Zee Tags License on that ground (which consent will be implied if the Sellers are notified of the Company’s intent to consent to the termination of the Zee Tags License on that ground and do not within 30 days request that the Company contest in court Zee Tags’ right to do that and agree to pay half the Company’s litigation cost), or (ii) the Sellers request that the Company contest in court Zee Tags’ right to do that and agree to pay half the Company’s litigation cost, the Company contests in court Zee Tags’ right to terminate the Zee Tags License on that ground, and it is determined by a final and non-appealable judgement of a court of competent jurisdiction or in a settlement approved by the Sellers that Zee Tags was entitled to terminate the Zee Tags License on that ground, the Sellers will pay to the Company, promptly after a request by the Buyer, the sum of $30,000 for every month between the date the Zee Tags License terminates and the expiration date specified in the Zee Tags License. The payments of that sum will constitute (and will be reported by the parties as) adjustments to the Purchase Price.

9.	Schedule 3.2.4 to the Agreement is amended to add “25% of the outstanding shares of Superior Real Estate Supply Company.”

10.	Schedule 3.2.1-A to the Agreement and Exhibit A to the Schedules are amended by replacing the By-Laws of Farnam that are included in Exhibit A to the Schedules and with the By-Laws attached as Exhibit 4 to this Amendment Agreement.

11.	Schedule 3.2.14 to the Agreement is amended to add a new paragraph (e) that states the following:

(e)	Seargent’s Pet Care Products, Inc. v. Farnam Companies, Inc. In the District Court of Douglas County, Nebraska

12.	Except as expressly stated in Sections 1 through 11 of this Amendment Agreement, the Agreement remains in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the Buyer and both of the Sellers have executed this Amendment Agreement, intending to be legally bound by it, on the day shown on the first page of this Amendment Agreement.

DUFF FAMILY REVOCABLE TRUST, created under an Agreement dated December 12, 1990

and

BASSHAM TRUST, created under an Agreement and Declaration of Trust dated May 29, 1984

By:	/s/ Charles B. Duff
Charles B. Duff
Sellers’ Representative

CENTRAL GARDEN & PET COMPANY

By:	/s/ Glenn W. Novotny
Name:	Glenn Novotny
Title:	Chief Executive Officer

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